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                             July 26, 2022

       Anthony Goodman
       Chief Executive Officer
       Elray Resources, Inc.
       3651 Lindell Road, Suite D101
       Las Vegas, NV 89103

                                                        Re: Elray Resources,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 19, 2022
                                                            File No. 024-11942

       Dear Mr. Goodman:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal
       Branch Chief, at 202-551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Eric Newlan